Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 24, 2019	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Second Quarter Results
Currency Translation Offsets Underlying Sales Growth

MINNEAPOLIS (July 24, 2019) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 28, 2019.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 28, 2019	Jun 29, 2018	% Change	Jun 28, 2019	Jun 29, 2018	% Change
Net Sales	$428.3	$424.6	1%	$833.2	$830.9	0%
Operating Earnings	112.4	113.4	(1)%	216.9	225.1	(4)%
Net Earnings	88.1	89.1	(1)%	174.9	174.7	0%
Diluted Net Earnings per Common Share	$0.51	$0.51	0%	$1.02	$1.00	2%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$85.9	$82.7	4%	$166.0	$166.8	(0)%
Diluted Net Earnings per Common Share, adjusted	$0.50	$0.48	4%	$0.97	$0.96	1%
(1) Excludes impacts of excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

•	Changes in currency translation rates offset underlying growth in sales compared to last year. At consistent currency rates, sales for the quarter and year to date increased by 3 percent.

•
Gross margin rates for the quarter and year to date decreased by 1 percentage point from the comparable periods last year. Changes in currency translation rates accounted for approximately half of the decrease.

•	Total operating expenses decreased in dollars and as a percentage of sales.

•
For the quarter, the effective income tax rate increased 3 percentage points mainly due to a decrease in excess tax benefits from option exercises. For the year to date, the effective rate decreased 2 percentage points due to additional net benefits from U.S. tax reform provisions and other non-recurring benefits from tax planning activities.

“Softer underlying demand in end markets, particularly in Asia Pacific, led to modest growth in sales on a constant currency, organic basis this quarter,” said Patrick J. McHale, Graco's President and CEO. “With the exception of the Contractor segment, where new product sales contributed to a rebound in sales and profitability from the first quarter, revenue performance in the quarter was below expectations.”

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Consolidated Results

Sales for the quarter were up 1 percent from the comparable period last year, with increases of 3 percent in the Americas (4 percent at consistent translation rates) and 4 percent in EMEA (10 percent at consistent translation rates), offset by a decrease of 10 percent in Asia Pacific (6 percent at consistent translation rates). Sales for the year to date were up slightly from the comparable period last year, with increases of 4 percent in the Americas and 1 percent in EMEA (7 percent at consistent translation rates), offset by an 11 percent decrease in Asia Pacific (7 percent at consistent translation rates). Changes in currency translation rates decreased worldwide sales by approximately $9 million (2 percentage points) for the quarter and $20 million for the year to date (3 percentage points).

Gross profit margin rates for the quarter and year to date decreased by 1 percentage point from the comparable periods last year. Changes in currency translation rates accounted for approximately half of the decrease. Price changes implemented in the first quarter had a stronger impact on second quarter gross margin rate, largely offsetting the adverse impacts of higher material costs, lower factory volume and product and channel mix.

Total operating expenses for the quarter and year to date decreased $2 million (2 percent) and $1 million (1 percent), respectively, compared to last year. Reductions in volume and earnings-based expenses more than offset increases in product development expenses, which increased 8 percent for both the quarter and the year to date.

Other expense for the quarter and year to date is $3 million and $4 million lower, respectively, than the comparable periods last year. The decreases were driven by lower exchange losses on net assets of foreign operations and reduced market-based pension costs.
The effective income tax rate for the quarter was 18 percent, up 3 percentage points from the comparable period last year. The increase was primarily due to a $4 million decrease in excess tax benefits related to stock option exercises. The effective income tax rate for the year to date was 16 percent, down 2 percentage points from the comparable period last year. The decrease was due to additional net benefits from U.S. tax reform provisions and non-recurring benefits from other tax planning activities.
Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$188.5	$85.1	$154.8	$377.6	$172.0	$283.6
Percentage change from last year
Sales	(1)%	0%	4%	(2)%	4%	1%
Operating earnings	(4)%	8%	4%	(5)%	10%	(5)%
Operating earnings as a percentage of sales
2019	34%	22%	26%	34%	22%	23%
2018	35%	20%	26%	35%	21%	25%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	2%	0%	0%	2%	6%	0%	(1)%	5%
EMEA	10%	0%	(5)%	5%	7%	0%	(7)%	0%
Asia Pacific	(6)%	0%	(5)%	(11)%	(10)%	0%	(4)%	(14)%
Consolidated	2%	0%	(3)%	(1)%	1%	0%	(3)%	(2)%

For both the quarter and the year to date, Industrial segment sales growth in the Americas and EMEA was more than offset by decreases in Asia Pacific, where end markets softened. Operating earnings as a percentage of sales decreased as the favorable effects of pricing and expense leverage were more than offset by the adverse impacts of currency translation, higher material costs, lower factory volume and product and channel mix.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	1%	0%	0%	1%	6%	0%	0%	6%
EMEA	2%	1%	(4)%	(1)%	6%	0%	(4)%	2%
Asia Pacific	3%	0%	(4)%	(1)%	4%	0%	(4)%	0%
Consolidated	1%	0%	(1)%	0%	6%	0%	(2)%	4%

Process segment sales for the year to date increased in all product applications, although the rate of growth slowed in the second quarter. Gross margin rates were consistent with the comparable periods last year at constant currency translation rates. Operating margin rate for the quarter for this segment improved by 2 percentage points, driven by lower volume and earnings-based costs. For the year to date, higher sales volume and expense leverage led to a 1 percentage point increase in operating margin rate.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	6%	0%	0%	6%	2%	0%	0%	2%
EMEA	12%	0%	(5)%	7%	9%	0%	(7)%	2%
Asia Pacific	(17)%	0%	(4)%	(21)%	(5)%	0%	(5)%	(10)%
Consolidated	5%	0%	(1)%	4%	3%	0%	(2)%	1%

Contractor segment sales at consistent currency translation rates increased by 5 percent, driving year-to-date growth to 3 percent. Operating margin rate for the quarter was consistent with the rate for the comparable quarter last year. Reductions in volume and earnings-based costs offset the adverse impacts of currency translation. Operating margin rate for the year to date was 2 percentage points lower than last year due to changes in currency translation rates, higher material costs, lower factory volume and higher factory spending.

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Outlook

“Given the slow start to the year, we are lowering our full-year 2019 worldwide outlook to low single-digit organic sales growth on a constant currency basis,” stated McHale. “While overall economic conditions are challenging, we continue to pursue our growth strategies and manage the business for the long term.”

Financial Results Adjusted for Comparability

Excess tax benefits related to stock option exercises in 2019 and 2018, and additional benefit from tax planning activities in the first quarter of 2019 reduced income taxes. Excluding the impacts of those items presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 28, 2019	Jun 29, 2018	Jun 28, 2019	Jun 29, 2018
Earnings before income taxes	$107.8	$105.2	$208.5	$212.7

Income taxes, as reported	$19.7	$16.1	$33.6	$38.0
Excess tax benefit from option exercises	2.2	6.4	7.4	7.9
Other non-recurring tax benefit	—	—	1.5	—
Income taxes, adjusted	$21.9	$22.5	$42.5	$45.9

Effective income tax rate
As reported	18.2%	15.3%	16.1%	17.9%
Adjusted	20.3%	21.4%	20.4%	21.6%

Net Earnings, as reported	$88.1	$89.1	$174.9	$174.7
Excess tax benefit from option exercises	(2.2)	(6.4)	(7.4)	(7.9)
Other non-recurring tax benefit	—	—	(1.5)	—
Net Earnings, adjusted	$85.9	$82.7	$166.0	$166.8

Weighted Average Diluted Shares	172.0	173.3	171.5	174.5
Diluted Earnings per Share
As reported	$0.51	$0.51	$1.02	$1.00
Adjusted	$0.50	$0.48	$0.97	$0.96

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2018 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking

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statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; economic conditions in the United States and other major world economies; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; and variations in activity in the construction, automotive, mining and oil and natural gas industries. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2018 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 25, 2019, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, July 25, 2019, by dialing 888-203-1112, Conference ID #9658513, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID number. The replay by telephone will be available through 2 p.m. ET on Monday, July 29, 2019.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 28, 2019	Jun 29, 2018	Jun 28, 2019	Jun 29, 2018
Net Sales	$428,328	$424,570	$833,198	$830,918
Cost of products sold	201,374	194,667	390,202	378,594
Gross Profit	226,954	229,903	442,996	452,324
Product development	17,324	16,112	33,893	31,401
Selling, marketing and distribution	60,441	62,949	121,258	125,471
General and administrative	36,828	37,464	70,957	70,378
Operating Earnings	112,361	113,378	216,888	225,074
Interest expense	3,431	3,891	6,966	7,124
Other expense, net	1,119	4,251	1,388	5,286
Earnings Before Income Taxes	107,811	105,236	208,534	212,664
Income taxes	19,674	16,096	33,648	38,014
Net Earnings	$88,137	$89,140	$174,886	$174,650
Net Earnings (Loss) per Common Share
Basic	$0.53	$0.53	$1.05	$1.04
Diluted	$0.51	$0.51	$1.02	$1.00
Weighted Average Number of Shares
Basic	166,684	167,260	166,150	168,166
Diluted	172,047	173,265	171,453	174,457

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 28, 2019	Jun 29, 2018	Jun 28, 2019	Jun 29, 2018
Net Sales
Industrial	$188,507	$190,459	$377,607	$385,655
Process	85,064	85,059	171,958	165,094
Contractor	154,757	149,052	283,633	280,169
Total	$428,328	$424,570	$833,198	$830,918
Operating Earnings
Industrial	$64,428	$67,030	$129,631	$136,155
Process	18,378	17,065	38,392	34,767
Contractor	40,054	38,382	66,593	69,793
Unallocated corporate (expense)	(10,499)	(9,099)	(17,728)	(15,641)
Total	$112,361	$113,378	$216,888	$225,074
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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